

BTP Automation
Published by Annette Cumming · June 1 at 3:18 PM · ⚙

Long gone are the days when the only way you could invest in a startup company was to have a very big checkbook or know someone who knows someone else who can get you in the door.

BTP Automation is excited to announce our next round of funding through a Community Round campaign on the Wefunder platform. You can read all about us on our campaign page https://wefunder.com/btpautomation

We hope you will join us to take hotel sourcing to the next level and Change The Way We Work.



WEFUNDER.COM
Invest in BTP Automation: The Future of Corporate Travel Procurement
Invest as little as $100 in startups and small businesses. Wefunder is the largest Regula